EXHIBIT 4.5

                              AMENDMENT NO. 1
              RIBAPHARM INC. 2002 STOCK OPTION AND AWARD PLAN


     WHEREAS, pursuant to the board resolution dated June __, 2002, the board of directors of Ribapharm Inc. has amended the Ribapharm Inc. 2002 Stock Option and Award Plan (the "Option Plan") to change any references therein to the term "The Nasdaq Stock Market" to the term "The New York Stock Exchange."

     NOW, THEREFORE, effective as of the adoption date of the Option Plan,
Section 2.21 of the Option Plan is hereby amended in its entirety to replace the text thereof with the following:

          "2.21 "FAIR MARKET VALUE" on any date shall mean (a) with respect to any property other than Shares, the fair market value of such property on such date as determined by such methods or procedures as shall be established from time to time by the Committee, and
          (b) with respect to the Shares, the reported closing price of the Shares as reported by The New York Stock Exchange at the close of the primary trading session on such date, or if the Shares were not traded on such date, on the next preceding day on which the Shares were traded. In the event Fair Market Value cannot be determined in a manner described above, then Fair Market Value shall be determined by the Committee in good faith and, in the case of an Incentive Stock Option, in accordance with Section 422 of the Code."


     Except as expressly amended hereby, the provisions of the Option Plan are and shall remain in full force and effect.